UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INTERNATIONAL SHIPHOLDING CORPORATION

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
460321201

(CUSIP Number)
Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800
Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		392,430

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		392,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	392,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		392,430

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		392,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	392,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		392,430

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		392,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	392,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 relates to shares of common stock, $1.00 par value per share (the “Common Stock”), of International Shipholding Corporation, a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended and restated in its entirety as follows:
The 392,430 shares of Common Stock (the “Shares”) that may be deemed to be beneficially owned by the Reporting Persons were acquired by Projection. The aggregate purchase price for the Shares was approximately $7,429,452, which includes brokerage fees and other commissions paid in connection with such purchases. Such funds came from the working capital of Projection.
The Shares may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable regulations and such firms’ credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.
Item 4. Purpose of Transaction
Item 4 is amended and restated in its entirety as follows:
The Reporting Persons and their affiliates have been following the Company for a period of time as a potential investment or business combination opportunity. In that connection, Projection acquired the Shares.
On or about June 10, 2008, Mr. Shapiro had a meeting with Niels M. Johnsen, Chairman of the Board and Chief Executive Officer of the Company. Among other things, Mr. Shapiro raised with Mr. Johnsen the possibility of completing a business combination transaction between Liberty and the Company (the “Proposed Transaction”). Messrs. Shapiro and Johnsen did not discuss any specific plans or proposals regarding such Proposed Transaction, but Mr. Johnsen agreed to give it further consideration. On or about July 31, 2008, Mr. Johnsen called Mr. Shapiro to indicate that he had discussed it with certain members of the Johnsen family, and that the consensus among them was not to engage in a transaction with Liberty at that time.
On September 2, 2008, Projection sent a letter to the Board of Directors of the Company proposing to acquire all of the outstanding Common Stock of the Company at a purchase price of $25.75 per share, payable in cash, which represents a total enterprise value of approximately $308 million. The letter is attached hereto as Exhibit C and is incorporated herein by reference. There can be no assurance that any such transaction will occur.
One or more of the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock, or options or derivatives related thereto. From time to time, one or more of the Reporting Persons may also hold discussions or otherwise communicate with the Company’s management, Board and other representatives of the Company, as well as other shareholders of the Company, to discuss a possible change in control transaction involving the Reporting Persons or other strategic alternatives available to the Company. The Reporting Persons may also seek representation on the Board of Directors of the Company, make a tender offer for some or all of the outstanding equity securities of the Company or pursue other available courses of action (which could involve one or more of the actions required to be described in Item 4 of Schedule 13D) to acquire direct or indirect control of the Company. In determining whether to purchase additional shares of Common Stock and, more generally, in formulating any plan or proposal related to the Company and the Reporting Persons’ interest therein, the Reporting Persons intend to consider various factors, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and other shareholders to the Reporting Persons’ ownership of Common Stock, price levels of the Common Stock, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons business, and general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of its Common Stock.

In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.
Item 5. Interest in Securities of the Issuer
Subsections (a) through (c) of Item 5 are amended and restated in their entirety as follows:
(a)-(b) As of the date of this filing, Projection is the beneficial owner of an aggregate of 392,430 shares of Common Stock, which constitute approximately 5.5% of the 7,183,570 shares of Common Stock outstanding (based on the 7,385,801 shares of Common Stock outstanding as of June 30, 2008 minus the 202,231 shares of Common Stock repurchased by the Company between July 1, 2008 and July 30, 2008, each as reported by the Company in its Quarterly Report on Form 10-Q filed on August 8, 2008). Liberty, as the direct parent company of Projection, and Mr. Shapiro, as the manager of Liberty, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Projection. Liberty and Mr. Shapiro disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act.
(c) All transactions in the Common Stock effected by the Reporting Persons in the past sixty days are set forth in Exhibit D attached hereto.
Item 7. Material to be Filed as Exhibits
Item 7 is amended by adding the following at the end thereof:

Exhibit C:	Letter, dated as of September 2, 2008, to the Board of Directors of International Shipholding Corporation.

Exhibit D:	Schedule of transactions effected by the Reporting Persons in the past sixty days.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	September 2, 2008	PROJECTION LLC

		By: Name:	/s/ Philip J. Shapiro Philip J. Shapiro
		Title:	President and Chief Executive Officer

	September 2, 2008	LIBERTY SHIPPING GROUP LLC

		By:	/s/ Philip J. Shapiro

		Name:	Philip J. Shapiro
		Title:	President and Chief Executive Officer

September 2, 2008

/s/ Philip J. Shapiro

PHILIP J. SHAPIRO

EXHIBIT INDEX

Exhibit C:	Letter, dated as of September 2, 2008, to the Board of Directors of International Shipholding Corporation.

Exhibit D:	Schedule of transactions effected by the Reporting Persons in the past sixty days.